UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 28, 2015

Item 3	News Release

A News release was disseminated through Marketwire on August 31, 2015. A copy of the news release disseminated on August 31, 2015 is attached to this material change report.

Item 4	Summary of Material Change

On August 28, 2015, Argentex entered into a letter agreement with Austral Gold Limited (“Austral”) providing for a business combination in which Austral would acquire all of the issued and outstanding Argentex securities not already held by Austral and its affiliates by way of a plan of arrangement or another structure agreed to by the parties.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On August 28, 2015, Argentex entered into a letter agreement with Austral Gold Limited (“Austral”) providing for a business combination in which Austral would acquire all of the issued and outstanding Argentex securities not already held by Austral and its affiliates by way of a plan of arrangement or another structure agreed to by the parties (the “Transaction”).

The Transaction is expected to proceed on a friendly basis with the unanimous support and public recommendation of the board of directors of both parties. The letter agreement contemplates that all of the Argentex shareholders other than Austral, Austral Gold Argentina S.A. and Guanaco Mining Company Ltd. (the “Argentex Shareholders”) will receive, in exchange for all of the Argentex shares registered in their name and subject to adjustment pursuant to the Equity Raise Reduction (hereinafter defined), such number of fully paid ordinary shares in the capital of Austral (the “Share Consideration”) equal to 7.75% of the number of ordinary shares of Austral that will be outstanding after the issue of the Share Consideration on the closing date of the Transaction. The Share Consideration shall be issued to the Argentex Shareholders pro-rata according to the number of Argentex shares they own at the record date applicable to the Transaction.

In addition to the Share Consideration, outstanding Argentex share purchase warrants and options issued pursuant to the Argentex stock option plan that are (i) not ‘in-the-money’ and (ii) outstanding on the Closing Date will be amended to provide that the holders will be entitled, upon exercise at any time following the Closing Date, to purchase ordinary shares of Austral at an exercise price equal to the price expressed in their original security adjusted to reflect the exchange ratio of 0.5651 Austral ordinary share to one (1) Argentex common share. The 900,000 options held by three Argentex directors that will be ‘in-the-money’ on the closing date will be cancelled in exchange for cash.

The letter agreement provides that Austral may transfer, assign or distribute to the holders of its ordinary shares, on a pro rata basis, and/or to a trust, the 8,632,000 Argentex warrants held by Austral and Austral Gold Argentina S.A. to enable the transferees to get in exchange warrants to be issued by Austral at closing consistent with the terms and conditions of the warrants (but with the exercise price adjusted as described above), provided that none of them are exercised prior to the closing of the Transaction.

Conditions

Completion of the Transaction is subject to the following terms and conditions:

(a)	entering into a definitive agreement or agreements;

(b)	entering into voting and support agreements with all of the Argentex directors and officers;

(c)	satisfactory due diligence by both companies and prior approval of each board of directors;

(d)	obtaining all applicable regulatory, court, stock exchange and shareholder approvals, on terms and conditions acceptable to both parties;

(e)	no material adverse change to either party or its assets;

(f)

the receipt of conditional approval of the listing of Austral Shares on the TSX Venture Exchange and the satisfaction of all listing conditions related thereto, other than those that are administrative in nature and are incapable of being completed prior to the effective time of the Transaction, so that such shares commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction;

(g)	lodgment of an application for the listing of all of the shares underlying the Share Consideration on the Australian Securities Exchange (the "ASX");

(h)

confirmation by Austral, on or before September 30, 2015, that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction, other than “catch-up” payments intended to reimburse them for a temporary salary/fee reduction that took effect on May 1, 2015. Austral shall be permitted to conduct meetings and engage in discussions with the Argentex executive officers with a view to agreeing on or before September 30, 2015, that post-closing, each such executive will not exercise any rights to terminate their employment agreement for “good reason”, including as the result of any change in his current duties, position, authority or responsibilities, provided there is no reduction of their salary/fees; and

(i)

confirmation by Austral, during due diligence, that Argentex will not, at the effective time of the Transaction, be liable for salary, severance and employment related taxes for employees in Argentina in excess of U.S.$20,000 in the aggregate, and that all of those employees will be duly registered.

(j)

Confirmation by Austral that Argentex and its subsidiary or branch in Argentina will not, at the effective time of the Transaction, be liable for any fees payable to any financial advisor of Argentex other than those reasonable and customary fees related to the issuance of the fairness opinion in connection with this Transaction.

Exclusive Negotiation

From the date the offer letter is signed until October 31, 2015 (the "Exclusivity Period"), the parties have agreed to negotiate exclusively and in good faith with one another with a view to settling the definitive agreement as soon as possible.

During the Exclusivity Period, both parties have agreed not to issue any debt, equity or equity-like securities other than in connection with previously granted options or warrants or as otherwise expressly agreed in writing. Notwithstanding the foregoing, Austral will have the right to raise up to AUD$10MM through the sale of its equity securities at a price of AUD$0.15 or more per Austral Share in order to fund the construction of its Amancaya plant or the development of an agitation plant at its Guanaco property without Argentex consent. If Austral completes a financing by issuing equity securities at a price that is AUD$0.15 or more per Austral Share, then the Share Consideration Percentage will be reduced proportionately to reflect such issuance (the "Equity Raise Reduction"). Austral also has the right to either (i) grant any right, title, or interest in or to encumber assets or shares of Austral, Austral Gold Argentina S.A., Guanaco Compañía Minera Limitada or Guanaco Mining Company Limited or of newly acquired assets or shares, and/or (ii) issue any debt or borrow money in order to fund certain initiatives, provided that in such case the Argentex board will be informed prior to the execution of any binding agreement and/or may participate in the analysis or discussions of the relevant transaction and provided, further, that the issuance of debt or shares and/or the encumbering of assets or shares in connection with the acquisition of new projects will be subject to the approval of the Argentex board.

TSX-V Listing

Austral has agreed to apply and use its best efforts to cause the ordinary shares of Austral to become listed for trading on the TSX Venture Exchange, with the intention that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction.

Expenses and Termination Fees

Each party will be responsible for its own respective fees, costs and expenses incurred in the Transaction. If the parties sign a definitive agreement during the Exclusivity Period, Austral has agreed that it will lend money to Argentex to be used to satisfy the latter’s transaction expenses in accordance with an agreed budget. If the Transaction does not close after the parties have executed a definitive agreement, the letter agreement contemplates that one or the other of the parties may be required to pay a termination fee, depending on the reasons why the transaction did not close.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO, Treasurer & Corporate Secretary

Tel: (604) 568-2496

Item 9	Date of Report

August 31, 2015

Suite 835 – 1100 Melville Street
Vancouver, BC V6E 4A6
Office: (604) 568-2496
Fax: (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Signs Binding Offer Letter to be Acquired by Austral Gold

Vancouver, BC, Canada – August 31, 2015 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has signed a binding offer letter from Austral Gold Limited (“Austral Gold”) (ASX: AGD) in connection with the acquisition of 100% of the issued and outstanding equity of Argentex in a share exchange transaction to be conducted by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Transaction”).

About the Transaction

The binding offer letter contemplates that Argentex shareholders (other than Austral Gold and two of its affiliates, which already own an aggregate of 19.9% of the outstanding Argentex common shares), will receive Austral Gold shares representing approximately 7.75% of the total outstanding shares of Austral Gold after adjusting for the shares issued in the Transaction. This percentage is subject to adjustment in limited circumstances. Austral has agreed to apply for a listing on the TSX Venture Exchange, with the intention that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction. Austral Gold is currently listed on the Australian Stock Exchange and plans to maintain this listing.

The proposed Transaction contemplates each Argentex share being exchanged for 0.5651 Austral shares. This implies a price of approximately $CAD0.08 for each Argentex share based on the AGD 20 day VWAP of $AUD0.154 at market close 28 August, and the average weekly Bank of Canada $CDN/$AUD exchange rate of 0.9458 for the week ending the 28 August.

This represents a 230% premium over TSX-V closing price on 28 August and a 231% premium over the 20 day VWAP of Argentex for the 20 trading day period ended 28 August. Adjusting the premiums for AGD and affiliates ownership results in 184% and 185% premiums respectively.

Completion of the transaction is subject to a number of key terms and conditions including:

  Entering into a definitive agreement by October 31, 2015;
  Satisfactory due diligence and Board approvals;
  Regulatory, stock exchange and shareholder approvals;
  Satisfaction of all listing conditions and conditional approval from TSX Venture Exchange to enable an AGD listing on the TSXV as soon as practical after transaction close.

Argentex and Austral Gold have agreed to negotiate exclusively until October 31, 2015 and the binding offer letter contains customary restrictions on the parties’ abilities to conduct certain types of transactions with third parties until closing. In addition, the binding offer letter contemplates that, upon execution of the definitive agreement, Austral Gold will provide bridge financing to Argentex to enable Argentex to pay Transaction costs and it will retain Argentex to provide certain consulting services on a monthly fee basis until the Transaction is completed. If the Transaction is not completed, the binding offer letter contemplates that the definitive agreement will provide for the payment of a termination fee by one or the other party, but only in limited circumstances, and Argentex may be required to repay the bridge loan. This news release provides only a summary of the terms of the binding offer letter – a copy of the binding offer letter will be filed on SEDAR.

“We are excited by the prospect of merging with Austral Gold to create a platform of growth for precious metals in South America. The merger will create a Company with a unique blend of operations and development projects in the Americas, with access to existing cash flow from a low cost Guanaco mine in Chile. The Company will have a highly experienced development and operational team which will advance our Pingüino project with the ability to exploit other opportunities in the region. This presents a unique value proposition for our shareholders in the current market,” stated Mike Brown, President and CEO of Argentex. “We believe that the Transaction adds immediate value for our existing shareholders while providing Austral Gold with additional quality development projects, an experienced exploration team and corporate and market experience, which is reflected in the attractive premiums of the offer” concluded Mike Brown.

Mr. Eduardo Elsztain, Chairman of Austral Gold commented: "The proposed acquisition of Argentex represents another step in our objective of becoming a broad-based precious metals company and a leading regional player in South America. We have had a strategy of patiently and prudently deploying our capital to invest in projects and equity stakes in precious metals companies that we believe have considerable upside value. Argentex represents one such opportunity and we are confident that its shareholders will recognise the benefits of being part of Austral Gold. As well, we believe now is the right time to pursue a listing on the TSX Venture Exchange as this will give us access to a wider investor base in North America where our group of companies has a well-established and strong reputation. This investor base will be important as we continue to strengthen our asset base in South America. We have a number of additional opportunities we are pursuing and we look forward to updating shareholders in this regard.”

Benefits to Argentex Shareholders

The potential transaction, apart from providing a significant premium to Argentex’s recent share price, offers upside potential:

i.	Cash flow from small low cost underground gold mine in Chile;
ii.	Potential for regional consolidation in Chile and Argentina;
iii.	Experienced development and operational teams ‘on-the-ground’ in Argentina and Chile;
iv.	Highly successful and well connected Argentinean majority owner.

About Austral Gold

Austral Gold Limited is listed on the Australian Securities Exchange (ASX: AGD) and is a growing precious metals mining and exploration company building a portfolio of assets in South America. The Company's flagship Guanaco project in Chile is a low-cost producing mine with further exploration upside. With an experienced and highly regarded major shareholder, Austral Gold is strengthening its asset base by investing in new precious metals projects in Chile and

Argentina that have near-term development potential. For more information, please consult the company's website www.australgold.com.au

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 27 properties located within approximately 107,000 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include; the proposed Transaction involving the business combination of Austral Gold and Argentex, the binding nature of the Agreement, the implied valuation of the share consideration, the enterprise valuation of Argentex, that the proposed Transaction is expected to be completed by way of share-for-share exchange, that Argentex shareholders will receive approximately 7.75% of the total outstanding shares of Austral Gold after adjusting for the shares issued in the Transaction, that Austral Gold will apply for a listing on the TSX Venture Exchange and that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective date of the transaction, that Austral Gold will maintain their listing on the Australian Stock Exchange, that Austral Gold will provide Argentex with bridge financing to pay transaction costs and it will retain Argentex to provide certain consulting services on a monthly fee basis until the Transaction is completed, that the merging with Austral Gold will create a platform of growth for precious metals in South America, that the merger will create a unique blend of operations and development projects in the Americas, with access to existing cash flow from a low cost Guanaco mine in Chile, anticipated future financial, structural, growth and operating performance of Austral Gold, including as it pertains to the operations detailed in this news release.

Actual results may differ materially from those currently anticipated due to a number of factors beyond our control. These risks and uncertainties include, among other things, but not limited to: failure to satisfy the conditions precedent to completing the Transaction; inaccuracy, incompleteness or omissions in any of the financial and other information upon which management bases its analysis of the Transaction; the failure to realize the anticipated benefits of Transaction. Other risks are described in our Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.

Exhibit

99.1	Offer Letter from Austral Gold dated August 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: August 31, 2015	By: /s/ Jeff Finkelstein
Name: Jeff Finkelstein
Title: Chief Financial Officer